Exhibit 3.6

TOTAL ENERGY SERVICES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

Unaudited (tabular amounts in thousands of Canadian dollars)

	Note	September 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents		$8,273	$8,875
Accounts receivable		43,260	48,091
Inventory		51,156	59,066
Income taxes receivable		568	2,733
Other assets	5	5,312	5,768
Prepaid expenses and deposits		4,704	4,101

		113,273	128,634

Property, plant and equipment		383,315	392,622
Income taxes receivable	9	7,070	7,070
Goodwill		4,053	4,053

		$507,711	$532,379

LIABILITIES & SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities		$23,395	$22,002
Deferred revenue		4,548	10,556
Dividends payable		1,856	1,860
Current portion of obligations under finance leases		1,457	2,023
Current portion of long term debt		1,923	1,879

		33,179	38,320

Long-term debt		45,452	46,900
Obligations under finance leases		1,267	2,285
Deferred tax liability		57,956	61,539
Shareholders’ equity:
Share capital	6	88,712	88,875
Contributed surplus		7,936	8,255
Retained earnings		273,209	286,205

		369,857	383,335

		$507,711	$532,379

The notes on pages 18 to 24 are an integral part of these condensed interim consolidated financial statements.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Unaudited (Tabular amounts in thousands of Canadian dollars except per share amounts)

	Three months ended			Nine months ended
	September 30			September 30
	Note	2016	2015	2016	2015
REVENUE		$46,536	$66,713	$140,385	$231,111
Cost of services		36,427	49,814	113,283	167,227
Selling, general and administration		5,392	7,053	16,480	22,082
Share-based compensation	7	67	409	1,077	860
Depreciation		7,662	6,981	20,359	20,756

Operating income (loss)		(3,012)	2,456	(10,814)	20,186

Gain on sale of property, plant and equipment		166	1,700	942	5,346
Finance income		802	242	434	637
Finance costs	5	(801)	(2,322)	(1,749)	(6,181)

Net income (loss) before income taxes		(2,845)	2,076	(11,187)	19,988

Current income tax expense		247	2,663	643	9,326
Deferred income tax (recovery)		(1,180)	(2,157)	(3,583)	(1,012)

Total income tax (recovery) expense		(933)	506	(2,940)	8,314

Net income (loss) and total comprehensive income (loss) for the period		$(1,912)	$1,570	$(8,247)	$11,674

Earnings (loss) per share

Basic earnings (loss) per share	6	$(0.06)	$0.05	$(0.27)	$0.38
Diluted earnings (loss) per share	6	$(0.06)	$0.05	$(0.27)	$0.38

The notes on pages 18 to 24 are an integral part of these condensed interim consolidated financial statements.

FOCUS    ●    DISCIPLINE    ●    GROWTH

TOTAL ENERGY SERVICES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EQUITY

As at and for the nine months ended September 30, 2016 and 2015, and year ended December 31, 2015

Unaudited (Tabular amounts in thousands of Canadian dollars)

	Note	Share Capital	Contributed Surplus	Equity portion of convertible debenture	Retained earnings	Total Equity
Balance at December 31, 2014		$88,899	$6,880	$4,601	$281,683	$382,063

Net income and total comprehensive income for the year		—	—	—	8,655	8,655

Transactions with shareholders, recorded directly in equity:
Dividends to shareholders ($0.24 per common share)		—	—	—	(7,440)	(7,440)
Repurchase of common shares	6	(24)	—	—	(84)	(108)
Redemption of convertible debentures		—	—	(4,601)	3,391	(1,210)
Share-based compensation	7	—	1,375	—	—	1,375

		(24)	1,375	(4,601)	(4,133)	(7,383)
Balance at December 31, 2015		$88,875	$8,255	$—	$286,205	$383,335

Net loss and total comprehensive loss for the period		—	—	—	(8,247)	(8,247)

Transactions with shareholders, recorded directly in equity:
Dividends to shareholders ($0.18 per common share)		—	—	—	(5,575)	(5,575)
Repurchase of common shares	6	(163)	—	—	(570)	(733)
Share-based compensation	7	—	1,077	—	—	1,077
Expiration of share options		—	(1,396)	—	1,396	—

		(163)	(319)	—	(4,749)	(5,231)

Balance at September 30, 2016		$88,712	$7,936	$—	$273,209	$369,857

	Note	Share Capital	Contributed Surplus	Equity portion of convertible debenture	Retained earnings	Total Equity
Balance at December 31, 2014		$88,899	$6,880	$4,601	$281,683	$382,063

Net income and total comprehensive income for the period		—	—	—	11,674	11,674

Transactions with shareholders, recorded directly in equity:
Dividends to shareholders ($0.18 per common share)		—	—	—	(5,580)	(5,580)
Redemption of convertible debentures		—	—	(4,601)	3,391	(1,210)
Repurchase of common shares	6	(24)	—	—	(84)	(108)
Share-based compensation	7	—	860	—	—	860

		(24)	860	(4,601)	(2,273)	(6,038)

Balance at September 30, 2015		$88,875	$7,740	$—	$291,084	$387,699

The notes on pages 18 to 24 are an integral part of these condensed interim consolidated financial statements.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited (Tabular amounts in thousands of Canadian dollars)

	Note	Three months ended Sept 30		Nine months ended Sept 30
		2016	2015	2016	2015
Cash provided by (used in):

Operations:
Net income (loss) for the period		$(1,912)	$1,570	$(8,247)	$11,674
Add (deduct) items not affecting cash:
Depreciation		7,662	6,981	20,359	20,756
Share-based compensation		67	409	1,077	860
Gain on sale of property, plant and equipment		(166)	(1,700)	(942)	(5,346)
Unrealized (gain) loss on other assets	5	(802)	1,878	(423)	2,438
Finance costs		801	444	1,749	3,743
Unrealized loss (gain) on foreign currencies translation		22	(488)	735	(835)
Current income tax expense		247	2,663	643	9,326
Deferred income tax (recovery)		(1,180)	(2,157)	(3,583)	(1,012)
Income taxes recovered (paid)		1,337	(10,180)	1,522	(28,202)

Cashflow		6,076	(580)	12,890	13,402

Changes in non-cash working capital items:
Accounts receivable		(6,223)	5,420	4,198	48,442
Inventory		(387)	(705)	7,910	(6,250)
Prepaid expenses and deposits		(1,472)	(357)	(603)	1,779
Accounts payable and accrued liabilities		5,223	(4,197)	3,002	(25,877)
Deferred revenue		(1,255)	(1,541)	(6,008)	2,838

Cash provided by (used in) operating activities		1,962	(1,960)	21,389	34,334

Investing:
Purchase of property, plant and equipment		(1,380)	(7,518)	(6,262)	(16,631)
Acquisitions	4	—	—	(8,689)	(1,231)
Proceeds on sale of other assets		373	138	439	138
Purchase of other assets		—	(845)	—	(6,117)
Proceeds on disposal of property, plant and equipment		788	8,849	5,009	30,973
Changes in non-cash working capital items		768	282	(1,360)	(8,700)

Cash provided by (used in) investing activities		549	906	(10,863)	(1,568)

Financing:
Advances under long-term debt		—	—	—	50,000
Repayment of long-term debt		(717)	(457)	(1,717)	(760)
Repayment of obligations under finance leases		(524)	(771)	(1,790)	(2,362)
Repayment of convertible debentures		—	—	—	(69,000)
Dividends to shareholders		(1,860)	(1,860)	(5,579)	(5,580)
Repurchase of common shares	6	(445)	(39)	(733)	(108)
Interest paid		(361)	(444)	(1,309)	(3,307)

Cash used in financing activities		(3,907)	(3,571)	(11,128)	(31,117)

Change in cash and cash equivalents		(1,396)	(4,625)	(602)	1,649
Cash and cash equivalents, beginning of period		9,669	14,019	8,875	7,745

Cash and cash equivalents, end of period		$8,273	$9,394	$8,273	$9,394

The notes on pages 18 to 24 are an integral part of these condensed interim consolidated financial statements.

FOCUS    ●    DISCIPLINE    ●    GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2016 and 2015

Unaudited (tabular amounts in thousands of Canadian dollars)

1.	Reporting Entity

Total Energy Services Inc. (the “Company”) is domiciled in Canada and is incorporated under the Business Corporations Act (Alberta).

The consolidated financial statements include the accounts of the Company, its subsidiaries and its partnerships established in Canada, the United States of America and Australia.

The Company’s business is primarily the provision of contract drilling services, the rental and transportation of equipment used in oil and natural gas drilling, completion and production processes and the fabrication, sale, rental and servicing of natural gas compression and oil and natural gas process equipment to oil and gas exploration and production companies located primarily in Canada.

2.	Basis of Presentation

(a) Statement of Compliance:

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting” of International Financial Reporting Standards (IFRS) and using the accounting policies outlined in the Company’s consolidated financial statements for the year ended December 31, 2015. These condensed interim consolidated financial statements do not include all the necessary annual disclosures and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2015.

These condensed interim consolidated financial statements were approved by the Board of Directors on November 9, 2016.

Change in accounting estimate

During the third quarter of 2016, the Company conducted an operational efficiency review of its drilling rigs and related equipment. Such review was based on the current economic and operating environment and considered the operating history of these assets in order to assess their useful lives, pace of economic consumption and residual values. The Company continues to believe the utilization method based on operating days is appropriate but has adjusted its “operating days used” estimates to ref lect economic consumption of the rig and related equipment in periods of inactivity, essentially establishing a minimum depreciation charge based on 96 operating days each year. In addition, its residual value estimates were changed to nil. The change in estimate results in these assets being depreciated during periods of inactivity. The estimated useful lives, which are unaltered, and residual values are as follows:

	Estimated Useful Lives	Minimum Annual Deemed Utilization	Residual Value
Drilling rigs and related equipment
Drilling rigs	3000 - 8000 days	96 days	0%
Drill pipe	1500 days	96 days	0%
Major inspection and overhauls	600 - 1000 days	96 days	0%

As a result of this change in estimate, there was an increase in depreciation expense of $0.9 million for the three and nine months ended September 30, 2016.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2016 and 2015

Unaudited (tabular amounts in thousands of Canadian dollars)

(b)	Seasonality

The Company’s operations are conducted primarily in Canada. The ability to move heavy equipment in Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter’s frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until such roads have thoroughly dried out. The duration of this “spring breakup” has a direct impact on the Company’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. As a result, late March through May is traditionally the Company’s slowest period.

3.	Segmented Information

The Company operates primarily in Canada in three industry segments: Contract Drilling Services, Rental and Transportation Services and Compression and Process Services.

Contract Drilling Services includes the contracting of drilling equipment and the provision of labour required to operate the equipment. Rentals and Transportation Services includes the rental and transportation of equipment used in oil and natural gas drilling, completion and production processes. Compression and Process Services includes the fabrication, sale, rental and servicing of natural gas compression and oil and natural gas process equipment.

For each of the reporting segments, the Company’s Chief Operating Decision Maker reviews internal management reports on at least a quarterly basis.

Inter-segment pricing is determined on an arm’s length basis. Interest is allocated based on capital employed in each segment.

FOCUS    ●    DISCIPLINE    ●    GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2016 and 2015

Unaudited (tabular amounts in thousands of Canadian dollars)

As at and for the three months ended September 30, 2016	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Corporate (1)	Total
Revenue	$3,151	$10,611	$32,774	$—	$46,536
Cost of services	2,195	6,836	27,396	—	36,427
Selling, general and administration	441	2,594	1,579	778	5,392
Share-based compensation	—	—	—	67	67
Depreciation	1,691	4,133	1,818	20	7,662

Operating income (loss)	(1,176)	(2,952)	1,981	(865)	(3,012)
Gain on sale of property, plant and equipment	37	74	55	—	166
Finance income	—	—	—	802	802
Finance costs	(90)	(181)	(101)	(429)	(801)

Net income (loss) before income taxes	(1,229)	(3,059)	1,935	(492)	(2,845)

Goodwill	—	2,514	1,539	—	4,053
Total assets	111,811	225,436	157,328	13,136	507,711
Total liabilities	21,753	37,879	29,752	48,470	137,854

Capital expenditures	$852	$454	$74	$—	$1,380

As at and for the three months ended September 30, 2015	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Corporate (1)	Total
Revenue	$4,598	$15,861	$46,254	$—	$66,713
Cost of services	2,860	8,471	38,483	—	49,814
Selling, general and administration	520	3,240	2,014	1,279	7,053
Share-based compensation	—	—	—	409	409
Depreciation	835	4,096	2,031	19	6,981

Operating income (loss)	383	54	3,726	(1,707)	2,456
Gain on sale of property, plant and equipment	6	69	1,617	8	1,700
Finance income	—	—	—	242	242
Finance costs	(95)	(206)	(110)	(1,911)	(2,322)

Net income (loss) before income taxes	294	(83)	5,233	(3,368)	2,076

Goodwill	—	2,514	1,539	—	4,053
Total assets	114,230	238,322	175,456	10,171	538,179
Total liabilities	18,605	43,847	35,139	52,889	150,480

Capital expenditures	$239	$6,841	$433	$5	$7,518

(1)	Corporate includes the Company’s corporate activities, accretion of convertible debentures and obligations pursuant to long-term credit facilities.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2016 and 2015

Unaudited (tabular amounts in thousands of Canadian dollars)

As at and for the nine months ended September 30, 2016	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Corporate (1)	Total
Revenue	$7,013	$27,846	$105,526	$—	$140,385
Cost of services	4,751	18,521	90,011	—	113,283
Selling, general and administration	1,349	8,007	4,866	2,258	16,480
Share-based compensation	—	—	—	1,077	1,077
Depreciation	2,424	12,326	5,549	60	20,359

Operating income (loss)	(1,511)	(11,008)	5,100	(3,395)	(10,814)
Gain on sale of property, plant and equipment	47	254	641	—	942
Finance income				434	434
Finance costs	(272)	(556)	(321)	(600)	(1,749)

Net income (loss) before income taxes	(1,736)	(11,310)	5,420	(3,561)	(11,187)

Goodwill	—	2,514	1,539	—	4,053
Total assets	111,811	225,436	157,328	13,136	507,711
Total liabilities	21,753	37,879	29,752	48,470	137,854

Capital expenditures (2)	$1,097	$12,495	$1,355	$4	$14,951

As at and for the nine months ended September 30, 2015	Contract Drilling Services	Rentals and Transportation Services	Compression and Process Services	Corporate (1)	Total
Revenue	$11,953	$59,285	$159,873	$—	$231,111
Cost of services	7,133	31,651	128,443	—	167,227
Selling, general and administration	1,531	10,381	6,780	3,390	22,082
Share-based compensation	—	—	—	860	860
Depreciation	1,926	12,433	6,348	49	20,756

Operating income (loss)	1,363	4,820	18,302	(4,299)	20,186
Gain on sale of property, plant and equipment	39	323	4,970	14	5,346
Finance income	—	—	—	637	637
Finance costs	(472)	(1,005)	(652)	(4,052)	(6,181)

Net income (loss) before income taxes	930	4,138	22,620	(7,700)	19,988

Goodwill	—	2,514	1,539	—	4,053
Total assets	114,230	238,322	175,456	10,171	538,179
Total liabilities	18,605	43,847	35,139	52,889	150,480

Capital expenditures (3)	$660	$12,779	$4,398	$25	$17,862

(1)	Corporate includes the Company’s corporate activities, accretion of convertible debentures and obligations pursuant to long-term credit facilities.
(2)	Includes the acquisitions described in note 4.
(3)	Includes January 1, 2015 acquisition of a business described in note 5 to 2015 audited Financial Statements.

FOCUS    ●    DISCIPLINE    ●    GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2016 and 2015

Unaudited (tabular amounts in thousands of Canadian dollars)

4.	Acquisitions

Effective January 1, 2016 the Company, through a wholly-owned United States subsidiary, acquired certain oilfield rental assets for $3.6 million (US$2.6 million). The Company financed the acquisition with cash on hand.

Effective May of 2016 the Company, through a wholly-owned United States subsidiary, acquired certain oilfield rental and transportation assets and real estate for $5.1 million (US$3.9 million) in two separate transactions. The Company financed such acquisitions with cash on hand.

The acquired assets were integrated into the Company’s Rentals and Transportation Services segment’s existing operations on the date such assets were acquired. As a result, it is not practical to provide separate financial results for such assets.

5.	Other Assets

Other assets consist primarily of marketable securities of publicly traded entities (level 1 of fair value hierarchy values based on quoted prices). Other assets are designated as financial assets measured at fair value, with changes in fair value recorded in the statement of comprehensive income as finance income or finance cost. During the three and nine-month period ended September 30, 2016, the Company recorded an unrealized gain of $0.8 million and $0.4 million, respectively (three and nine month ended September 30, 2015: an unrealized loss of $1.9 million and $2.4 million, respectively), resulting from changes in the market value of other assets. During the three and nine months ended September 30, 2016, the Company realized a loss on sale of other assets of $0.4 million (three and nine months ended September 30, 2015: $33,000). If the market value of securities on hand at September 30, 2016 would have decreased by 1%, with all other variables held constant, after tax net earnings for the nine months ended September 30, 2016 would have been approximately $39,000 lower (nine months ended September 30, 2015: $66,000).

6.	Share Capital

(a)	Common share capital

Common shares of Total Energy Services Inc.

(i)	Authorized:

Unlimited number of common voting shares, without nominal or par value.

Unlimited number of preferred shares.

(ii)	Common shares issued:

	Number of shares (thousands)	Amount
Balance, December 31, 2014	31,005	$88,899

Repurchased and cancelled	(8)	(24)

Balance, December 31, 2015	30,997	$88,875

Repurchased and cancelled	(57)	(163)

Balance, September 30, 2016	30,940	$88,712

During the nine months ended September 30, 2016, 57,100 common shares (year ended December 31, 2015: 7,900) were repurchased under the Company’s normal course issuer bid at an average price of $12.84 (year ended December 31, 2015: $13.64), including commissions, and these shares were cancelled.

The excess of the price paid over the proportionate amount of the book value of share capital attributed to the shares repurchased and cancelled during the nine months ended September 30, 2016 has been charged to retained earnings.

2016 THIRD QUARTER REPORT

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2016 and 2015

Unaudited (tabular amounts in thousands of Canadian dollars)

(b)	Per share amounts

Basic and diluted earnings (loss) per share have been calculated on the basis of the weighted average number of common shares outstanding as outlined below:

	Three months ended September 30		Nine months ended September 30
	2016	2015	2016	2015
Net income (loss) for the period	$(1,912)	$1,570	$(8,247)	$11,674
Weighted average number of shares outstanding – basic	30,980	30,999	30,978	31,001

Earnings (loss) per share – basic	$(0.06)	$0.05	$(0.27)	$0.38
Net income (loss) for the period	$(1,912)	1,570	$(8,247)	$11,674
Weighted average number of shares outstanding – basic	30,980	30,999	30,978	31,001
Share option dilution	—	52	—	—

Weighted average number of shares outstanding – diluted	30,980	31,051	30,978	31,001

Earnings (loss) per share – diluted	$(0.06)	$0.05	$(0.27)	$0.38

For the three and nine months ended September 30, 2016, 2,696,666 share options (September 30, 2015: 1,845,000 and 3,060,000, respectively) were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. The average market value of the Company’s shares for purposes of calculating the dilutive effect of share options was based on quoted market prices for the period during which the options were outstanding.

For the three and nine months ended September 30, 2015, respectively, nil and 1,573,947 shares that were potentially issuable upon conversion of convertible debentures were excluded from the diluted weighted average number of common shares calculation as their effect would have been anti-dilutive. Such convertible debentures were redeemed on May 19, 2015.

7.	Share-Based Compensation Plan

Share option transactions during 2016 and 2015 were as follows:

	Weighted average exercise price	Number of Options
Balance, December 31, 2014	$14.73	1,720,000

Granted	14.13	1,400,000
Forfeited	22.81	(60,000)

Balance, December 31, 2015	$14.30	3,060,000

Expired	15.56	(240,000)
Forfeited	15.54	(123,334)

Balance, September 30, 2016	$14.13	2,696,666

At September 30, 2016 1,836,663 outstanding options are exercisable.

8.	Financial instruments

The Company’s financial instruments as at September 30, 2016 include cash and cash equivalents, accounts receivable, other assets, accounts payable and accrued liabilities, dividends payable, derivative instruments, obligations under finance leases and long-term debt. The fair value of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, dividends payable and obligations under finance leases approximate their carrying amounts due to their short-terms to maturity. The Company continuously monitors the recoverability of accounts receivable balances and subject to agreed payment terms, generally considers the balance to be overdue when it ages over 90 days.

FOCUS    ●    DISCIPLINE    ●    GROWTH

TOTAL ENERGY SERVICES INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

As at and for the nine months ended September 30, 2016 and 2015

Unaudited (tabular amounts in thousands of Canadian dollars)

The fair value of other assets was determined based on market prices quoted on the relevant stock exchanges on which the marketable securities trade. Changes in fair value of other assets are recorded in the statement of comprehensive income in the period the changes in fair value occur. The discounted future cash repayments of the Company`s bank loan are calculated using prevailing market rates of a similar debt instrument as at the reporting date. The net present value of future cash repayments of the bank loan and related interest at the prevailing market rate of 2.75% for a similar debt instrument at September 30, 2016 was $47.8 million. The carrying value and Company`s liability with respect to the bank loan is $47.4 million.

9.	Contingencies

On August 30, 2015 the Company was notified by the Canada Revenue Agency (the “CRA”) that certain of the Company’s income tax filings related to its conversion from an income trust to a corporation in 2009 were being re-assessed. Specifically, the CRA increased the Company’s taxable income by $56.1 million and denied $1.7 million of investment tax credits claimed (the “Reassessment”). The Reassessment is based entirely on the CRA’s proposed application of the general anti-avoidance rule (“GAAR”) and gives rise to approximately $14.1 million of federal income tax payable. In September 2015 the Company paid one half of the Reassessed amount, or $7.1 million, on account of the Reassessment as required pending appeal. On November 4, 2015, related provincial income tax reassessments totaling $5.6 million (including interest and penalties) were received.

The Company has received both legal and tax advice relating to its conversion from an income trust to a corporation indicating that its income tax filing position is strong. As such, the Company has filed notices of objection in response to the Reassessment and intends to vigorously defend its filing position and seek reimbursement from the CRA for the costs arising from having to defend such Reassessment to the fullest extent possible. Management believes that it will be successful in defending its tax filing position, and as such, the Company has not recognized any provision for the Reassessment at September 30, 2016. The $7.1 million paid on account of the Reassessment has been recorded as income tax receivable on the basis management believes it will be successful in defending the Company`s filing position. In the event the Company is not successful, an additional $12.7 million of cash may be owing and $19.8 million of income tax expense would be recognized.

The Company, in the normal course of operations, will become subject to a variety of legal and other claims against it. Management and the Company’s legal counsel evaluate all claims on their apparent merits and accrue management’s best estimate of the costs to satisfy such claims. Management believes that the outcome of legal and other claims currently filed against the Company will not be material to the Company.

10.	Subsequent events

Renewal of revolving credit facility

In October of 2016 the Company renewed its $65 million revolving credit facility and amended certain margin requirements. The revolving credit facility was extended to February 17, 2019. The renewed facility provides for the same current and debt to equity ratios but amended the margining provisions. Specifically, the margining requirements were changed so that credit would be given for 85% of investment grade accounts receivable plus, without duplication, 75% of non-investment grade accounts receivable that are outstanding for less than 90 days, and 50% of materials inventory up to a maximum of $32.5 million, less priority claims (prior to renewal: 75% of accounts receivable outstanding less than 90 days, and 50% of materials inventory to a maximum of $30.0 million).

Acquisition

Effective October 26, 2016, the Company, through a wholly-owned subsidiary, acquired certain assets related to an oilfield transportation business for of $2.2 million. The Company financed the acquisition with cash on hand.

The purchased assets will increase Company’s oilfield transportation presence in Canada.

2016 THIRD QUARTER REPORT